UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: THE CUSHING MLP TOTAL RETURN FUND
Address of Principal Business Office (No. & Street, City, State, Zip Code):
3300 Oak Lawn Avenue
Suite 650
Dallas, TX 75219
Telephone Number (including area code): (214) 692-6334
Name and address of agent for service of process:
Jerry V. Swank
The Cushing MLP Total Return Fund
3300 Oak Lawn Avenue
Suite 650
Dallas, TX 75219
With copies of Notices and Communications to:
Barry P. Barbash, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
          YES     [X]                              NO     [  ]

SIGNATURE
     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Dallas and the state of Texas on the 25th day of May, 2007.

[SEAL]	THE CUSHING MLP TOTAL RETURN FUND

BY: /s/ Brian Watson

Brian Watson Vice President

Attest: /s/ Daniel L. Spears (Name)

Attest: Daniel L. Spears